Filed by RedBall Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RedBall Acquisition Corp.

Commission File No. 001-39440

Date: October 19, 2021

Presentation Featuring SeatGeek, Inc. Chief Executive Officer at J.P. Morgan Media and Communications Industry Panel Forum

October 18, 2021

The Re-Return of Live Entertainment

presentation delivered at the Third Annual J.P. Morgan Media and Communications Industry Panel Forum on Monday, October 18, 2021 at 8:10 AM

David Karnovsky: OK, great. We are happy to kick off with the first panel today, which is titled “The Re-Return of Live Entertainment.” For those of you who don’t know me, I’m David Karnovsky. I am a member of the Media Equity Research Team at J.P. Morgan. I also head up coverage for our Live Entertainment sub-sector.

With us today, we have Steve Cohen, Executive Vice President at the Anschutz Corporation and also Chief Strategy Officer at AEG, and Jack Groetzinger, Co-founder and CEO of SeatGeek. SeatGeek, I should add, announced plans last week to go public via SPAC, and we’ll definitely cover that in this panel.

Why don’t I start with a high-level question for either of you, whoever wants to take it? Live events in the United States returned at scale this past summer after an over one year absence. At a high level, how would you characterize the past few months, and how does this period compare, say, to 2019, understanding of course that the industry is still operating with a lot of unique constraints?

Jack, Steve, whoever wants to take it.

Jack Groetzinger: starting, Steve, turn over you afterwards. First off, delighted to be here. Thanks J.P. Morgan for having us. When it comes to return, I was an optimist the whole time and yet the speed at which has happened and the force with which things have yo-yoed back was surprising even for me. The biggest trenders, notable trait that is important to us is just when you look at sports versus music, how things have returned differently.

Critically, sports can play a game without knowing far in advance if they’ll be able to have fans. Whereas, it’s not the case in the music industry, idea of having a concert without fans, doesn’t make much sense. As a result, we’ve seen, sports sales come back as an industry more quickly than the music. I also think that means when you look to 2022, it’s going to be just a banner year for music.

We talked to our clients and promoters. Many are already booked double historical records. Steve, I know you’re even closer to that, so I’m curious what you guys are seeing. I think it’s going to be a huge year for music in the industry overall next year.

Steven Cohen: Yeah, I would echo everything that that Jack said. Getting a bit more into the micro, in June and July, things just came back ferociously across the board on the live space. You’re right. I think that the sports space was already feathering in. The Delta variant knocked things back a little bit. Now, as things have settled out a little bit more, protocols are in place. Everybody’s found their equilibrium a bit. Now, we’re seeing much more regular consumer confidence.

We also think maybe this is the play into 2019. We think that there were big trends that we were seeing before the pandemic that the pandemic amplified and accelerated. One of those is we think particularly when you get into the younger and now mid demographics and now it’s opening up, people are very experience-oriented. They want it.

Being denied it for an extended period of time, we think merely just creates a juggernaut here. We are seeing, around the world, with all of our venues, bookings in ‘22 and ‘23 are going to be pretty robust.

David: Steve, following along that line and if we think about concerts specifically, we’ve seen events like Coachella, which AEG promotes, sell out almost immediately, even though that festival was over 300 days away at the time of the on-sale.

How much are you seeing this level of forward demand persist? Then — you touched upon this a little bit — can you break that down, what you’re observing across different consumer segments or even event and venue types?

Steven: Sure. Maybe I’ll work a little bit in reverse. Certainly, from a comfort perspective and where things have come back first and strongest is outdoor trumps indoor a little bit. There was a comfort zone coming into it that made people buy there.

You look at Coachella. Obviously, that’s in the distant, but people know what’s going on there. All Points East or Firefly, Rolling Stones last night at SoFi. It’s coming up again at Allegiant. Those are all selling out instantly. People want to be there.

In terms of the indoor, it’s still good. I want to be clear. What you’re seeing in terms of trends, again, certainly for the last three quarters of ‘22 and then beyond, well into ‘23, is that supply is there, and demand is there.

In terms of breaking down demographics more specifically, I don’t think we have quite the confidence yet to see if there are any trends along age lines or anything. Billie Eilish is selling out, so is Genesis. Harry Styles is selling out. So are the Eagles. People want to go, but I don’t think we can really break down.

I will say there are some interesting geographic anomalies where we do see trends. Vegas, for example, we’re seeing great sales, but we’re not seeing week-of drops.

People are planning their lives much more specifically, in light of the pandemic and coming off the back of it, and scheduling things accordingly. If they’re traveling to Vegas for a long weekend or any destination place, there’s less impulse. It’s all part of a map that they’ve established for themselves.

David: Jack, anything you want to add on the concert side and what you’re seeing on forward demand?

Jack: No. Like Steve said, folks in general are just booking further out and want more...Like Steve mentioned, less spontaneous and more forward planning.

David: If I think historically about the concerts industry, musicians have tended to underprice their shows, usually for branding purposes. They’ve always shied away from tools like dynamic pricing.

We’ve had an absence of live touring for 18 months. Now we’re coming into this period of very strong demand. Are you seeing a change in how artists approach this? Are they leaning into different pricing tools on the ticketing side more? Whoever wants to take it.

Jack: It’s in your world, Steve. Go for it.

Steven: [laughs] Absolutely. Again, whatever the tremendous cost of the pandemic, technology has marched along pretty dramatically during this break. In addition, as we emerge from it, the additional costs of execution have...Everybody from artists, promoters, venues is trying to find a new equilibrium. In the context of that, we are seeing artists recognize that that is a place where...

Look, if we’re promoting an artist, we make it clear there’s going to be an incremental lift on resales. Somebody’s going to get that. Shouldn’t that be you, promoter or whoever’s taking more risk on the front end or helping with the experience?

That dynamic is absolutely at play. We see artists more willing to do it. We see, from a strategic perspective, we’re consulting artists more in that regard. We think dynamic pricing is going to play a bigger role in things on a go-forward basis.

Jack: If you think about next year, where if you assume there’s a disproportionate amount of supply, just a ton of events, that means more Monday and Tuesday night shows and more weird times in general. You just need to be a little bit more thoughtful around pricing that.

If there’s a lot of heterogeneity in when something’s happening and there’s a lot of events, you can’t just assume a flat price across the board any day of the week, any show is going to work.

David: Then maybe shifting to the sports side a little bit, Jack, NFL started last month, the NHL last week. The NBA is tomorrow. Be curious to know, what type of demand are you seeing on the sports side relative to prior years? Are you seeing a change in the way that teams go to market for their regular season inventory?

Jack: Yeah. Like I mentioned up front, sports, secularly, has just returned faster than music. In terms of different trends, digital ticketing, meaning using your phone instead of a paper ticket, that was already well in progress pre-COVID.

COVID has further accelerated that. I think it would have happened anyway, but it’s just an extra kick to get things moving forward. There’s many venues now that are near 100 percent digital tickets, no more paper tickets.

For me, actually, what’s most interesting is that, setting that aside and setting aside COVID-specific things like vaccine requirements, there’s no massive change I’ve seen in the industry in terms of the ways that sports teams are selling and merchandising inventory. A lot of them are already beginning to return to similar patterns and go-to-market strategies that they had pre-COVID.

David: Anything on the pricing side for the teams coming out of this? Are they leaning into the demand at all, or are they hesitant? How are they approaching it?

Jack: Teams have been hesitant to look like they’re exploiting or somehow taking advantage of this pent-up demand, so we haven’t seen meaningful changes. It’s been pretty consistent to pre-COVID pricing levels in terms of what teams are charging for primary tickets.

David: Then, Steve, I’m curious. When fans are coming into the venue and you think about on-site spending, what does that look like relative to the pre-pandemic period? Are they so happy to be there and they haven’t spent money on anything that they want to get that extra drink or a free T-shirt? What does it look like once they’re inside?

Steven: I will say your gut is right, but there was a little bit of a road to get there. Initially, as things started to open up, the restrictions were so robust that it precluded a lot of per cap expenditure. You couldn’t eat in your seats, you couldn’t necessarily get alcohol with any reasonable access. Then, there were all sorts of supply chain issues as well.

Now that, again, we’ve hit an equilibrium at most venues that are truly open, the per caps are through the roof. They’re well ahead of 2019. I think it’s part of people letting their hair down. The heart wants what the heart wants. They get to be immersed in the experience, and they’re going for it.

David: Is that a trend we’re seeing across both sports and concerts?

Steven: Absolutely. Any form of people getting together.

David: Maybe we can talk about some of those constraints a little bit. If you think about the past few months, we’ve been operating in a period of elevated COVID, but we’ve been doing it with outdoor events. Now, we’re in a downward trend for COVID, but we’re shifting indoors.

With that in mind, and I know every region is different, what does that dynamic mean for the remainder of the fourth quarter, early ‘22, in terms of restrictions, how fans might react to that shift towards indoors?

Jack: I’d be surprised if it has a major impact, because a lot of events are already happening indoors. It’s not like this is going to be a new phenomenon caused by the winter. Even in some of our warmest markets, there’s already many, many events happening indoors.

People have gotten comfortable with the idea of there being vaccine mandates for many venues. The reality is that folks who are going to live events indoors right now feel comfortable doing that, and they’re making their own choices. I think that’s going to be just as true three months from now when it’s colder.

Steven: You’re dead on. It’s happening already. I was in a Dave Chappelle show in London last week. People are careful going in. There are expectations as to what you’re doing once you go in the door, but it’s a shared experience and people are attuned to the fact that if you don’t play according to the rules, you’re just going to go backwards.

That mindset has entered into things already. We’ve gone through a lot of things where we’re taking off the training wheels. What will lag a little bit is getting the whole system fully ramped up, booking the shows. That will result in Q4 or Q1 being a little bit slower, but then I feel it’s just pedal to the metal.

David: Anecdotally, have you seen anything regarding masking? How much of that is potential headwind to fans enjoying the show, spending money when they get there? People are so used to it at this point that it’s second nature.

Steven: Jack, he would be interested in your view. I think that people are starting to get tired of masking. There is fatigue. That’s weighed in conjunction with if it’s that artist you really want to see, people are going to live through that.

Masking is if you’ve got the 72-hour flow test, or the vaccination, or the antibodies, depends upon where you are in the world, the expectation at that point is you’re not going to have to mask. I think it will be pretty robust, in terms of people jumping in the fray.

Jack: There’s so many things right now that are affecting demand that it’s hard to pull out one little thing like masking a little. The reality, there’s so much pent-up demand among fans to go back out there and do stuff. They’ve been cooped up.

People have realized, in many cases, how much they do value live entertainment and being with other people during COVID and that that outweighs lots of other practical realities of going to a live event right now, which might not be totally ideal.

David: Steve, you touched upon this a little bit earlier, but in the live events industry, concerts in particular, it’s always relied so heavily on part-time labor, either to staff the venues or to operate tours.

What challenges is the industry seeing right now, in terms of finding the necessary staffing to ramp up either the levels right now or what’s anticipated as we get into next year and that supply comes through?

Steven: It’s a very real issue. It’s very real for us across the board, around the world, wherever venues are opening up. Look, we all know well beyond this industry, people are shaking their own snow globes. “Where do I belong? What am I doing? How am I doing it?”

I’ll use Staples in LA as an example. We had a tremendous workforce, including the on-day workforce that because we had over 200 events, that could frequently be their sole job. They were experienced, they were knowledgeable.

A year-plus of being closed, many of those people have moved on, either because they’re looking at something else, or by necessity, or both. We’re short-staffed. There’s no question about it.

People that we’re able to attract now are inexperienced. That doesn’t mean that they’re not going to be great over time, but that all has a cascading effect on the experience to the fan base and being able to provide things. We’ve got, literally, non-day event people filling in spaces to execute and get things done.

We’re going to see all sorts of impacts on...This is human supply chain. There’s wage inflation, and how does that play into things and expectations? It’s a real part of impacting the industry, because at the end of the day, when I look at Jack and David, I need to know that you’re going to have a good experience in our venues.

If I can’t execute on that, that could have a cascading issue, in terms of people wanting to come back for that next show.

David: In the forward planning for next year, I assume this is all being taken into consideration as far as we need to book these tours, but we need to be mindful as well about not overwhelming our staff or capabilities.

Steven: That’s absolutely right. Jack noted it before, it interplays with also what venues are available when. Do you want to put that big show on on a Tuesday? Where are the consumer dollars, and what can they expand? Are there going to be other limitations depending upon what geography you’re in?

All these things interplay, but all these things are things that we are keenly attuned to, because if we’re going to book these tours and concerts, we better be able to execute on them.

David: Steve, is any of the constraint COVID-specific, meaning some people are hesitant to come back because we are in a period of elevated cases, and, therefore, if the cases come down, people might feel a little bit better about returning to an environment where you’re around so many people and that could ease some of the staffing challenges?

Steven: Yeah, I think there is a genuine fear factor if you’ve got children, if you are susceptible yourself. Empathy is at a premium right now. We have to be, but there’s also things that, I’ll tell you, we just don’t know. We’ve not been through this before.

It comes back to that snow globe. There may be meaningful numbers of people that just said, “I need to be doing something different with my life.” Then, the question is, are we going to attract other people that want to come into this industry and as others depart?

David: Got it. Maybe shifting topics slightly, Jack, SeatGeek recently rolled out, I think you call it, the Swaps program. It allows consumers to return tickets up to 72 hours prior to an event, for credit. I’d be curious to learn more about this feature.

How much of this was a reaction to the pandemic environment versus something that you always wanted to offer your consumers anyway? When you think about it, obviously we’re in an environment where — I think you mentioned it — that uncertainty of a forward purchase is so important. Anything you can tell us about Swaps would be great.

Jack: Something I’m very excited about right now. We just launched it publicly a few weeks ago. Just to quickly explain, the idea here is that ticketing as an industry has historically not really had a return policy. Unlike if I buy pants on Amazon and I don’t like them, I can send them back to Amazon.

That has generally not been the case for ticketing, SeatGeek included. Generally, once you buy something, if you don’t want it, you have to actually resell it yourself or give it away. To carry the analogy forward, that would be like me having to sell my pants after I buy them [laughs] to actually get my money back.

You can now, for many events on SeatGeek, return the tickets for credit up to 72 hours prior to the event. It was not a specific response to COVID. We were working on it prior. It does, however, naturally dovetail with a lot of what Steve and I have been talking about, where Steve has...

I thought the Vegas stat was interesting, the idea that people are planning more in advance just because the idea of making a last-minute decision is harder in a COVID world. We very much hope that something like Swaps makes it easier because you know that the plans do change at the last minute.

If your buddy can’t go with you because he’s worried about X, Y, Z, you can return your tickets and get credit back. It ultimately gives consumers more peace of mind, and allows folks, hopefully, to get back to making more impulse purchases.

Part of the beauty of going to a show is plans coming together at the last day or a few days before because you and your friends decide you’d be excited to go to something. I hope that with Swaps, and as the world gets back to normal, that’s something that folks can start going back to.

David: Got it.

Steven: David, I just want to add — first of all, kudos to Jack and his team — I think that product underscores certainly from AEG’s perspective.

Again, this predated the pandemic, but now it’s been amplified. Authenticity with your end-user is everything. You’ve developed this pipeline. You’ve invested so much, both of our companies have invested so much in creating a quality connection with that end-user.

If you abuse that pipeline, they will turn you off in a nanosecond, but if you create a good relationship and enhance their experience, then you can introduce additional things to them as long as you don’t abuse it. That create wins for both sides, and that’s exactly what they’re doing with that product.

David: Jack, I’d be curious, when COVID hit, there was this big concern that a lot of tickets would get refunded, and then the ultimate amount that ended up getting refunded was far lower than anyone would have thought at the end of the pandemic.

Now that a lot of these shows have started to play that were rescheduled, I don’t know, is there a final tally of how many people, even roughly, did end up holding on to that ticket for a full year? It is a great indicator of how much people value the live experience.

Jack: I honestly don’t know the number off top of my head. What happened broadly was there was events that got rescheduled and then eventually got canceled. Historically, in our industry, when something got rescheduled, it was often pretty near term, and your ticket would roll over to that new event.

Some consumers didn’t love the idea that an event that was now a year and a half away was getting rolled over that far away, and that they weren’t getting their money back. Many of the primary ticketing companies and the artists and rights holders that they worked with, the industry at large did a very good job of being flexible...Like Steve was talking about, offering flexibility to fans, giving them the offer of credit, the offer of a refund, or the offer of carrying that ticket forward to the new event.

Steve, I’m curious what you saw on the AEG side.

Steven: I agree with everything Jack said. Then there’s one more human piece to this, which is just hope. It sounds silly and a little smarmy, but having that ticket and the hope that something is coming that gets us back to normalcy, it made a lot of people just hold on to their tickets. There was a lot less breakage than we anticipated.

David: Let’s talk about ‘22. This is probably the question I get asked the most about. You guys have talked about it a little bit so far in this panel. The talk through the industry is that ‘22 is going to be this massive year for concerts, just given how much supply built up over the pandemic.

First, I’m interested to get a little bit more in-depth on your view on that. How do you see the year progressing? Is this all concentrated over the summer months? Does it kick in in Q2, and then it just stays strong throughout the year? Any color you can just give on this upcoming year, which seems like it’s going to be huge.

Steven: I’d be interested again and to hear what Jack’s seeing. I would say that towards the end of the first quarter of next year...Again, a lot of that is, how do you start seeding the logistics. Also, certainly domestically, how does Europe warm up? If you’re going to do tours, you have to make the economics work, so hitting multiple countries.

Starting at Q1, end of Q1 of next year, and then it just goes. It’s not an indoor/outdoor thing. The bookings are unbelievable. Our arenas around the world are just spoken for. If we execute on what’s in the books in both ‘22 and ‘23, they will both be record years.

Jack: We all see it in live entertainment and other industries. pent-up demand we all feel very viscerally and that people want to go back out and do stuff. We’re now seeing that in the market.

The supply part is a little bit more specific to live entertainment. The reality is that we play in physical spaces. There’s not infinite numbers of them. Also, there’s more desirable times. A Friday is better than a Monday.

That’s one factor that may extend the length of the boom and push it out a bit, just because it’s not like everyone can satiate their desire to go see a show in a few weeks. It’s naturally something that is extended over a longer period of time, given the practical realities of booking venues.

Steven: The one thing, real quickly, David, is just there are variables nobody can control, Elton breaking his hip, a member of Genesis having COVID. There’s all of that for us to contend with, but that’s life. We move on.

David: I guess you both sort of answered this next question, but, I would say, after I get asked about ‘22, the question that always comes after is “Then what about ‘23?” Investors always want to know what’s the next thing.

There’s this concern in the market that you have this major year in ‘22. Then there’s some step function down into ‘23. ‘22 ends up being this peak year that’s never replicated it. Steve, you intimated no. The touring cycle almost demands that things get kicked into ‘23.

Then I have to imagine, even if you’re talking about ‘24, it’s almost like the artists that went on tour in the end ‘21 will then be back in ‘24. How do you think about this momentum extending into future years?

Steven: Again, if you look at some top artists, they’re starting to schedule out their touring and announcing. It’s not kicking in until 2H of next year. That inherently feathers into ‘23 and then thereafter. Every year can’t be a record year. This isn’t Lake Wobegon.

Jack: [laughs]

Steven: Again, what the pandemic has underscored — we see it generationally and in the demos — is this space is valued more by people than ever before. It’s a part of their lives. It’s going to be in an ascendancy for a very long time.

David: We’ve mainly in this call, in this panel, talked about the US so far, but both your firms have very substantial presences in the UK. I’d be interested to hear about the return to live events in that market. Any notable differences versus the US, either on the sports, the concerts, the festival side?

Jack: Steve, you were in London last week, right?

Steven: Yeah. London has thawed substantially. People are just getting on with their lives. You see it in the sales, Billie Eilish, Kings of Leon. It’s all going out the doors. Big venues and little venues are selling out. People are ready to go.

In the sports world, again, a great deal of that is outdoor. If you’re looking at premiership, if you’re looking at rugby, all of those things have been hot. People are going and attending. UK is in a healthy place. We can hit other parts of the map if you want later, but that’s our perspective, Jack.

Jack: Notably, Steve mentioned it. When you look at where sports are played in the UK, it just is more outdoors than the US. US is more relying in indoor arenas. It’s another natural thing that just helps UK sports get back more quickly.

David: Then Steve, with regards to those other regions, AG has touring venue operations all over the world. I know that we could have a conversation about literally every single market because every market has different constraints.

When you look around the world, it seems like US and UK are first in getting back. What about some of the other major markets in Europe, South America, Asia? What do you see is the timeline for the return to live there?

Steven: We are seeing very definitive separations and timetables. If you go to the continent, they’re quickly catching up on the vaccination side, but they’ve got their own policies. In Germany, we’re seeing this 2G, 3G distinction, which is the difference between vaccination or antibodies or adding on having a flow test.

In 2G environments, they’re allowing full capacity at this point. We are starting to sell concerts there. In 3G, it’s a more limited capacity, but we’re seeing that for indoor sports. Again, outdoor things are up a little bit more. France is quickly catching up as well.

Then some of the Northern European markets are going to get there, but they’re definitely lagging where the US and the UK is. Asia is another step behind. It’s a hodgepodge, but I think you’re going to see some more delays there.

Then Australia, New Zealand, when you go down to that part of the world, they’ve done a tremendous job in terms of protecting their core population, but the way they’ve done things, it’s going to be very difficult for them to be fully integrated and playing with the rest of the world until sometime in 2H of next year.

David: When you think about the pandemic, obviously, it shifted digital across several different consumer verticals. Ticketing is no different, right? Adoption is either 100 percent or near 100 percent for digital ticketing at this point.

Now that everyone has it on their phone, understands that that’s the process, Jack, what’s the next iteration of this? Meaning, what does having the ticket on the phone, the associated data relationship enable potentially in terms of the upsell, commerce, on-site spend, sponsorship. How do we think about that?

Jack: You nailed a lot of the big opportunities. Something was happening anyway. COVID further accelerated it. All the interesting stuff is in the digital ticket itself. It’s the fact that it’s not really just a ticket. It’s a whole phone experience you can then have when you’re actually at an event that you can’t have with a piece of paper.

I fly Delta a lot, love the Delta app. The Delta app, unlike a physical airline ticket, allows me to upgrade my seat. It gives me all sorts of information about gate change, where you navigate to the gate. I can change my flight, all of these things that you couldn’t do offline that applies to ticketing as well. It’s just as an industry, we’re a little bit behind airline travel or others.

Food and beverage, upgrades, merchandise, additional experiences, these are all the things that are enabled by digital tickets. It’s also not just about upselling or additional revenue streams. It’s about a better fan experience.

If you tell a fan that actually you were going to go in this side of the venue, but if you want on this one instead, you’d get to your seat 12 minutes faster, because we have real-time human movement info about the venue.

If you’re telling a fan, “Hey, I know you connected on Facebook,” and your friends are sitting a few sections over, you didn’t even know, that’s the sort of stuff that can make it more magical and easier. Ultimately, fans get a lot more out of it. We’re just at the beginning of that.

Something at SeatGeek we’re very focused on is we have a product called Rally. It’s all about the in-venue experience, and how can we use digital ticketing to make live entertainment more fun? I think it’s going to be a big area of innovation over the next few years.

David: Steve, from the promoter and the venue side, what do you see as some of the best use cases of the digital ticket?

Steven: Jack hit it on the head. Ultimately, at the end of the day, it’s just making the experience better for the end user. Everybody else in the ecosystem wins if the fan is having a great time and it’s easier for them.

We think of things like, “Oh, how do I get that food, or merge, or upsell, or whatever?” Just being able to walk in and go, “Hey, I know you’re in GA. You can get into the VIP section.” In the moment, people will spend. That can be a really meaningful spend, but it’s what they want.

Everybody wins. That’s a critical thing. It comes back to you. You cannot abuse that. If you don’t respect the fan in using that, it will come back and kill you.

David: While we’re on the topic of the digital ticket, Jack, what do you see is the potential for ticket in the NFT space? Is it turning the ticket into an actual NFT, or are there other NFTs that you could sell as part of that purchase process? What type of demand do you see for a product like that?

Jack: Intuitively, to me, it makes a lot of sense because the analog of NFT is its digital collectibles for things that used to be collected in the physical world. People have collected tickets for a long time, still like the first inning of all of this.

None of us know exactly how it’s going to play out, but just allowing folks to mint NFTs, mint a ticket into an NFT after they’ve gone to something, putting it out on the Internet, and seeing what folks do with it will be super interesting.

It’s something we’re exploring. Right now, important to understand what rights holders, teams, promoters want as well because, ultimately, they’re part of this value chain. We want to make sure that they’re included.

David: Steve, any thoughts on that? When you think about an event like Coachella, and it’s so iconic, is there a way to create NFT collectibles out of...? Think about posters, or art, or even the experiences itself. How do you think about the NFT?

Steven: It’s happening. We’re already partnering with folks in the space. It comes back to...I think for people, “Look, this is an expression of self. We’re in the world of art, we’re in the business of art as well, right?”

That’s always a careful equilibrium, because as Jack pointed out, there’s other constituents. You don’t want to offend their sensibilities, but I, as a fan, if I’m going to a concert on my birthday with friends and want something to associate with that to have something unique and special to me, that’s super compelling.

David: Jack, we got about, well, a little less than 10 minutes left, but I want to give you a little bit of time to talk about the transaction. Last week, SeatGeek announced they would go public via SPAC in a transaction with RedBall Acquisition Corp. Maybe you could just provide us a brief overview of the deal and what RedBall will bring to the combined company.

Jack: On a basic level, it’s a $575 million SPAC. We also announced $100 million PIPE alongside of that. RedBall is sponsored by RedBird, which is a private equity and investing firm that has a long track record in sports and entertainment.

What really made it compelling for us was the fact that RedBird has not just invested in, but really built entertainment companies and sports companies for a long time. They built a company called On Location alongside the NFL, which really focused on premium ticketing experiences, things like the Super Bowl. They were very hands-on throughout that.

They helped start Legends, along with the Yankees and the Dallas Cowboys, which has become a very instrumental and foundational company in the venue space. They help venues sell seats, do F&B, all sorts of fundamental components of setting up a venue.

It was their involvement in the industry historically that made them feel like an ideal copilot for us as we considered a partner to take SeatGeek public.

David: For those who haven’t had a chance to go through the SPAC presentation, it would be great if you could walk us through some of the key points investors should take away for SeatGeek, on its tech, its position in primary, secondary, strategy, anything you want to get across.

Jack: Yeah, totally. We see ourselves as very much a technology company. We’re focused on using technology to make the live experience better. One thing that’s a bit different about SeatGeek than some other folks in the space is that we are vertically integrated and have a single piece of technology that both sells tickets to fans and delivers mobile apps to fans, but also delivers enterprise products to our venues that are our clients.

We work with a number of iconic clients across the US and abroad, Dallas Cowboys, Brooklyn Nets, and many others. It’s the same software that they’re using to run their box office, that fans are using to buy tickets on SeatGeek, which ultimately creates a more integrated, seamless user experience.

We were growing at 70 percent annually on a compounded basis, pre-COVID. Obviously, COVID shook the whole industry, but we decided to continue to invest in double-down during the pandemic. We needed to invest in technology, all with an eye towards capturing market share and really turbocharging growth, post-COVID.

This transaction, and bringing Redbird aboard, feels like a very natural way to accelerate that, to feel like we’re in a position now, as an industry and as a company, experience a lot of tailwinds as the market returns.

David: You mentioned, Nancy mentioned the Cowboys, right? Those are enterprise wins that your company’s had over the last few years. Maybe we could talk a little bit about the SeatGeek golfer, and what that does for conversion for the company once they move over.

Jack: Yeah. We typically see about a 50-percent conversion rate increase on average, when a venue moves from another ticketing system to SeatGeek. What’s most exciting to me is we also see a huge increase in fan and net promoter score, NPS.

Very large, both revenue but also, fan happiness reasons that our clients have decided to switch to SeatGeek. It ultimately just comes down to, I’m a little bit biased, but really superior technology, where we’ve invested for the last 12 years in building the best ticketing software that we possibly can, and have really focused on the software component of that.

When fans are happier, they come back and they see more events. One thing that’s always impressed me working with sports teams and venues is how focused they are on the fan experience.

Increasingly, and we’ve been talking about this during this panel, technology is a big part of that. When we move from a paper ticket to a digital ticket, and when that digital ticket is actually powering not just the ticket but the entire live event experience, the technology underlying it becomes critically important.

David: I think we got time for one last question.

[crosstalk]

David: Steve, go ahead.

Steven: Just real quickly, first of all, just want to be clear we’re big fans of Jack and his team at SeatGeek, but also we’re big fans of RedBird. We think they’re great collaborators in the marketplace. Congratulations. We think they’re a great team as well.

Jack: Appreciate that. Thanks, Steve.

David: I think we got time for one last question. It’s more high-level, not necessarily something that’s impacting the industry that much right now, but it’s a question we got a lot during the pandemic. We’ve seen, over the past year, a lot of press around virtual concerts. We’ve seen major events get staged in Roblox. Fortnite, I think, was the first one that did it.

Be curious to get your thoughts on this. Do you think virtual concerts will play a major role in the industry? Should we think about it more as a promotional tool for the core tour? Any thoughts you guys might have.

Steven: Just so you know, the O2 is in Fortnite right now.

[laughter]

Steven: We collaborate with those guys and others on a regular basis. There are a lot of opportunities there in terms of bridging from the virtual to the real world. If the pandemic has underscored anything, it’s that the digital will never supplant the live experience.

Whether it’s with your friends or even people you don’t know, being shoulder to shoulder and singing out loud at the top of your lungs to something that you relate to, you can’t replicate that in your basement with a pair of goggles, no matter how much you try.

Jack: That is completely right on. That nails it. I actually bought an Oculus during the COVID because [laughs] we were all bored.

[laughter]

Jack: It’s really, really cool, but it is not even the same stratosphere as going to a show with a bunch of friends. If technology can ever replace that at home, we’re decades away from it. As far as I’m concerned, there’s just something so magical about being together with 80,000 other people who are screaming their heads off.

While the virtual events are very interesting as almost just a supplement or a parallel experience and revenue source for artists, it’s not a replacement at all.

David: Got it. All right. That’s a really good note to end on. Jack, Steve, thanks so much for being here today. We appreciate it.

Steven: Thank you.

Jack: Appreciate it.

**

Important Additional Information and Where to Find It

In connection with the proposed transaction (the “proposed business combination”) between RedBall Acquisition Corp. (“RedBall”) and SeatGeek, Inc. (“SeatGeek”), RedBall intends to file a registration statement on Form S-4 (“Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a proxy statement/prospectus of RedBall, that will be both the proxy statement to be distributed to holders of RedBall’s ordinary shares in connection with its solicitation of proxies for the vote by RedBall’s shareholders with respect to the proposed business combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in the business combination to SeatGeek stockholders. After the Registration Statement is declared effective, RedBall will mail a definitive proxy statement/prospectus to the shareholders of RedBall as of a record date to be established for voting on the proposed business combination. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision with respect to the business combination. Before making any voting or investment decision, investors and security holders of RedBall and other interested persons are urged to carefully read the entire Registration Statement, the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, when they each become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by RedBall with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by RedBall may be obtained free of charge from RedBall at www.redballac.com. Alternatively, these documents, when available, can be obtained free of charge from RedBall upon written request to RedBall Acquisition Corp., 667 Madison Avenue, 16th Floor, New York, NY 10065. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

RedBall and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of RedBall with respect to the proposed business combination. For information regarding RedBall’s directors and executive officers and a description of their interests in RedBall, please see Redball’s final prospectus related to its initial public offering filed with the SEC on August 13, 2020 and available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of RedBall’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Registration Statement and proxy statement/prospectus and other relevant documents when they become available.

SeatGeek and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of RedBall in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the Registration Statement and proxy statement/prospectus for the proposed business combination when available.

Forward-Looking Statements

Certain statements included in this document constitute forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics, the proposed business combination and expectations regarding the combined business, and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of the respective management of SeatGeek and RedBall and are not predictions of actual performance. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of SeatGeek and RedBall. These forward-looking statements are not intended to serve as, and must be not relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of SeatGeek and RedBall. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, the impact of the COVID-19 pandemic; changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that the approval of the shareholders of RedBall or SeatGeek is not obtained or the failure of other closing conditions; the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination; failure to realize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of RedBall’s shares on the NYSE following the business combination; costs related to the business combination; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; risks relating to the uncertainty of the projected financial information with respect to SeatGeek; risks related to the performance of SeatGeek’s business and the timing of expected business or revenue milestones; the effects of competition on SeatGeek’s business; the amount of redemption requests made by RedBall’s stockholders; the ability of RedBall or SeatGeek to issue equity or equity-linked securities or obtain debt financing in connection with the proposed business combination or in the future; and those factors discussed in RedBall’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on August 13, 2020 under the heading “Risk Factors,” and other documents RedBall has filed, or will file, with the SEC, including a registration statement on Form S-4 in connection with the business combination. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither RedBall nor SeatGeek presently know, or that RedBall or SeatGeek currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect RedBall’s and SeatGeek’s expectations, plans, or forecasts of future events and views as of the date of this document. RedBall and SeatGeek anticipate that subsequent events and developments will cause RedBall’s and SeatGeek’s assessments to change. Nothing in this document should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. RedBall and SeatGeek do not undertake any obligation to update these forward-looking statements and RedBall and SeatGeek specifically disclaim any obligation to do so.

No Offer or Solicitation

This document does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of RedBall, SeatGeek or any of their respective affiliates, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.